Via Electronic Transmission

October 24, 2006

Mr. Chad Eskildsen 100 F Street N.E. Washington, DC 20549-5009

RE:

CAMCO Investors Fund
Files Nos. 333-39345 and 811-08465
Reorganization Proxy Materials

Dear Mr. Eskildsen:

You have requested that we set forth the rationale for soliciting shareholder approval for the reorganization of CAMCO Investors Fund (the “Existing Fund”) by means of a proxy statement rather than by means of a registration statement on Form N-14 pursuant to Rule 145 under the Securities Act of 1933, as amended (“1933 Act”).  For the reasons set forth below, it is our view that the shares to be issued in the Reorganization need not be registered under the 1993 Act and therefore no Form N-14 registration statement need be filed.

As you know, pursuant to the proxy statement filed with the Securities and Exchange Commission in preliminary form on October 20, 2006 (“Proxy”),  , CAMCO Investors Fund (the “Trust”) is being established in order to facilitate a tax-free reorganization (the “Reorganization”) of the Existing Fund into a series of the Trust (the “New Fund”).  On the effective date of the Reorganization, the Existing Fund would transfer all of its assets and liabilities to the New Fund, a newly-created shell portfolio of the Trust.  The Trust is an Ohio business trust that is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”).  The Existing Fund is presently a “free-standing” Pennsylvania corporation that is registered under the 1940 Act as an open-end management investment company.  The Trust will make no public offering of its shares until the consummation of the Reorganization.

The board of directors of the Existing Fund has expressed their intention to give final approval of the Reorganization at a meeting to be held on November 8, 2006, subject to approval by the Existing Fund’s shareholders.  The organizational Board meeting of the Trust will occur on November 8, 2006 as well, and it is anticipated that the Board of Trustees will approve the Reorganization on behalf of the New Fund.  The Reorganization would occur pursuant to an Agreement and Plan of Reorganization that provides for the transfer of all of the Existing Fund’s assets to the New Fund in exchange for (1) shares of beneficial interest of the New Fund equal in number and net asset value to the shares of the Existing Fund then outstanding followed by distribution to New Fund shareholders and (2) the assumption of  the Existing Fund’s liabilities.

The primary purpose of the Reorganization is to eliminate the need for an annual shareholder meeting and realize other cost savings by changing the fund’s domicile.  The Reorganization will also result in a change in the Existing Fund’s corporate structure from that of a Pennsylvania corporation to a series of an Ohio business trust.

The New Fund will have virtually no shareholders, assets or operations prior to the Reorganization.1  Immediately following the Reorganization, the New Fund’s operations will be substantially the same as those of the Existing Fund prior to the Reorganization.  The Prospectus and Statement of Additional Information of the Trust is substantially identical to that of the Existing Fund.  The only material changes to the Prospectus or Statement of Additional Information were those made to describe the Ohio business Trust (as opposed to the Pennsylvania corporation).  The New Fund’s investment objective, policies and restrictions will be identical to the current investment objective, policies and restrictions of the Existing Fund.  The Existing Fund’s investment adviser will serve as investment adviser to the New Fund and the Existing Fund’s current directors will constitute the Trust’s board of trustees.

Following the Reorganization, the New Fund's assets and liabilities will be identical to those of the Existing Fund, and the same persons who were shareholders of the Existing Fund will be shareholders of the New Fund and their shares of the New Fund will be in the same number and will have the same net asset value as the shares they owned in the Existing Fund.  The New Fund will also succeed to the operating history of the Existing Fund for tax and financial reporting purposes.

The Trust filed its registration statement under the 1933 Act and 1940 Act on October 19, 2006.and expects to consummate the reorganization on or after the effective date of the registration statement for the New Fund.

Applicability of 1933 Act Registration
Requirements of Rule 145 to the Shares to be Issued in the Reorganization

We believe that the issuance and distribution of the shares of the New Fund pursuant to the Reorganization without registration of such shares on Form N-14 under the 1933 Act is consistent with the provisions of Rule 145 under the 1933 Act, the policy underlying Rule 145 and a long line of prior Staff no-action letters with respect to investment company reorganizations.

Rule 145 is designed to make available the protection afforded by 1933 Act registration to persons who are offered securities in certain business combinations in which shareholders are asked to make, in effect, a new investment decision.  As stated in the Preliminary Note to the Rule:

The thrust of the rule is that an “offer,” “offer to sell,” “offer for sale,” or “sale” occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.  [emphasis added]

The express exemption from the securities registration requirements of Rule 145 set forth in section (a)(2) of the Rule, an interpretive release thereunder and the Staff’s no-action letters make it clear that the Reorganization does not require registration of securities on Form N-14.

Section (a)(2) of Rule 145 in effect requires registration where shareholders are asked to vote or consent to

[a] statutory merger or consolidation or similar plan or acquisition in which securities . . . held by such security holders will become or be exchanged for securities of any other person, unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States . . . . [emphasis added]

This exception acknowledges that securities issued in transactions intended to effect a change in the issuer’s domicile need not be registered under the 1933 Act because this type of transaction does not require a new investment decision by security holders.  The Staff’s interpretive release on Rule 145 (1933 Act Release No. 5463, February 28, 1974) (the “Release”), Illustration II(B), indicates that the exemption contained in Rule 145(a)(2) would be applicable to a change in domicile effected by way of a merger, even if the merger also gave the surviving corporation a broader corporate purpose provision, authorized a new class of preferred stock, and eliminated preemptive and cumulative voting rights.

The policies underlying the exemption set forth in Rule 145(a)(2) have been applied broadly by the Staff in a series of no-action letters relating to reorganizations undertaken by registered investment companies.2  Here, as in most of the letters where the requested relief was granted, a change in domicile will be accompanied by a change in legal form.  See, e.g., Cigna Aggressive Growth Fund Inc. (pub. avail. February 15, 1985) (reorganizations of Maryland corporations into separate series of a single Massachusetts business trust); United Stated Gold Shares, Inc. (pub. avail. September 17, 1984) (reorganization of a Texas corporation and a Maryland corporation with five series of shares into separate series of a Massachusetts business trust); Fidelity Capital Investment Plans (pub. avail. July 15, 1984) (reorganization of Massachusetts and Maryland corporations into Massachusetts business trusts); First Variable Rate for Government Income (pub. avail. March 24, 1984) (reorganization of Maryland corporation into Massachusetts business trust).3

Furthermore, the Staff has granted relief where changes in the voting rights of a fund’s shareholders were contemplated, see, e.g., Gradison Cash Reserves, Inc. (pub. avail. Oct. 29, 1981) (reorganization of Maryland corporation into a Massachusetts business trust including creation of a new series of shares, thus affecting the capital structures of the investment company and its shareholders’ voting rights).    Here, as in Gradison Cash Reserves, Inc., the Reorganization would result in a change in the voting rights of the shareholders because, following the Reorganization, there would no longer be annual meetings to elect directors.

In February 1985, the Staff advised that, having stated its views on a number of occasions with respect to the circumstances under which an investment company reorganization will be considered exempt from the securities registration requirements of Rule 145, it would no longer respond to requests for no-action letters in this area “unless they involve novel or unusual issues.”  Cigna Aggressive Growth Fund Inc. (pub. avail. February 15, 1985).

Subsequent no-action letters have granted relief where a proposed reorganization was into a trust or corporation with other operating portfolios, see Lazard Freres Institutional Fund, Inc. (pub. avail. February 26, 1987) (relief granted where acquiring entity was newly-created shell portfolio of existing registered investment company); National Securities Fund (pub. avail. June 23, 1986) (multiple operating portfolios of original trust converting into multiple operating portfolios of new trust), and where multiple changes to operating and other policies in addition to changes to domicile and legal form were contemplated.  In PEMCO (pub. avail. May 31, 1988), the Staff granted the requested relief where a New York limited partnership, interests in which were offered only to partners of Peat Marwick Main & Co. and which could only be redeemed quarterly, converted to a Maryland corporation whose interests would be offered to the general public and would be redeemable daily, and where there would be a complete change in the composition of the corporation’s board of directors, the appointment of a new custodian and independent auditors, changes to numerous fundamental investment restrictions and a change in overall investment approach from a growth to a value orientation.

In our view, the changes that will be effected by the proposed Reorganization are of no greater significance than those effected in the reorganizations that were the subject of the favorable Staff no-action positions cited above, or in the illustration discussed in the Release.  Indeed, the facts involved in the Reorganization are closely akin to those described in the Gradison Cash Reserves, Inc. letter discussed above. Furthermore, as noted above, the New Fund would have investment policies and restrictions identical to those of the Existing Fund, as well as identical service providers, trustees and officers and would thus appear to be of lesser significance than the facts described in the PEMCO letter.

In conclusion, the shares of the New Fund to be distributed to the shareholders of the Existing Fund will represent, in effect, a continuation of the same interests that were represented by the shares of the Existing Fund, and thus need not be registered under the 1933 Act.

Sincerely yours,

/s/

JoAnn M. Strasser

cc: Dennis M. Connor

Footnotes

1  As described in the Proxy, prior to the Reorganization, the New Fund will issue one share for $1.00 to  Cornerstone Asset management, its proposed investment manager and administrator, so that  Cornerstone Asset management can approve the advisory contract and Rule 12b-1 plan of distribution for the New Fund.  These shares will be redeemed at the effective time of the Reorganization.  Other than the foregoing, the New Fund will have no assets or shareholders until the Reorganization is effected.

2  Section (a)(3) of Rule 145 requires registration where shareholders are asked to vote or consent to “[a] transfer of assets of such corporation or other person to another person in consideration of the issuance of securities of such other person or any of its affiliates. . .” and does not include an exclusion for transfers of assets in exchange for securities where the sole purpose is to change an issuer’s domicile.  We believe, however, that the language of Section (a)(2) is broad enough to encompass a transfer of assets in exchange for securities and the assumption of liabilities where the transaction is the functional equivalent of a statutory merger, particularly when the purpose of the transaction is to change the issuer’s corporate structure.  Many of the no-action letters cited in this letter involved reorganizations that were structured as transfers of assets for the purpose of changing an investment company’s form of organization from a corporation to a business trust, because it is not possible to have a statutory merger where one of the parties is a Massachusetts business trust.  The requesting letters all relied on the exemption under Rule 145(a)(2) and no exception was taken to such reliance by the Staff in granting the requested no-action relief.

3  The Staff has also taken no-action positions in a number of cases involving mutual fund reorganizations that involved no change in domicile and where the request letters relied on the availability of the exception under Rule 145(a)(2).  See, e.g., Massachusetts Financial Development Fund, Inc. (pub. avail. January 10, 1985); Scudder Common Stock Fund, Inc. (pub. avail. October 10, 1984); Colonial Option Income Fund, Inc. (pub. avail. March 21, 1983) (all three requests involved the reorganization of Massachusetts business corporations into Massachusetts business trusts).

JoAnn.Strasser@ThompsonHine.com Phone 513.352.6725 Fax 513.241.4771	dll 607679.3